UniTek Global Services, Inc.

1777 Sentry Parkway West

Gwynedd Hall

Suite 302

Blue Bell, PA 19422

December 20, 2012

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:                                         Larry Spirgel, Assistant Director, Division of Corporation Finance

Re:                             UniTek Global Services, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 7, 2012

File No. 001-34867

Dear Mr. Spirgel:

UniTek Global Services, Inc. (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Rocco Romanella, the Company’s Chief Executive Officer, dated December 13, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Customers, page 8

1.                                      We note your disclosure on pages 8 and 15 that your master service agreements have various terms and are typically subject to termination on “short notice,” as well as your belief that a limited number of customers will continue to be the source of a substantial portion of your revenue for the foreseeable future. In future filings, please disclose the term of your agreements with your significant customers and clarify whether these agreements may be terminated at will by the customers. In addition, please file these agreements as exhibits to your Form 10-K or tell us in your response why they are not material. See Item 601(b)(10) of Regulation S-K.

In future periodic reports, the Company will disclose the lengths of the terms of its agreements with significant customers, and will also clarify whether these agreements may be terminated at will by the customers. With respect to the filing of such agreements as exhibits to the Form 10-K, the Company notes that Item 601(b)(10)(i) of Regulation S-K requires the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” (emphasis added).  The Company has determined that each of these contracts is in the ordinary course of its business, and that none fall into the categories enumerated in Item 601(b)(10)(ii).  As such, the Company respectfully submits that none is required to be filed under Item 601(b)(10).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.                                      In future filings, please revise the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company’s financial condition and operating results. A good introduction or overview would, among other things:

•                  serve to inform the reader about how the company earns revenues and income and generates cash; and

•                  provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, such disclosure could address your dependence on a limited number of customers, recent increases in your accounts receivable, and your focus on executing your existing backlog and diversifying your backlog in future periods (as noted on page 8).

For more information, refer to Part III.A. of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960, dated December 29, 2003).

In future periodic reports, the Company will revise the introductory section of its MD&A as contemplated by the Staff’s comment.

3.                                      One of the objectives of MD&A is to provide a narrative explanation of the company’s financial statements that enables investors to see the company through the eyes of management. We note that you reported increased revenue in your Fulfillment segment. You report that the increase in revenue was “primarily attributable to increased revenues from our satellite operations and geographic expansion and market share growth within our cable operations.” We believe your segment disclosures are too general in nature and do not provide investors with a complete picture of your performance by segment and as a whole. In this regard, in your future filings, for each period presented and for each of your reportable segments, please revise to: (i) clearly disclose and quantify each material factor that contributed to the change in revenue and operating income and (ii) provide insight into the underlying business drivers or conditions that contributed to these changes.

In future periodic reports, the Company will revise its MD&A as contemplated by the Staff’s comment.

Definitive Proxy Statement on Schedule 14A

Compensation and Discussion Analysis, page 15

Salary, Incentive Compensation and Benefits, page 15

4.                                      You disclose that your compensation committee engaged in a retrospective analysis of 2011 financial results to determine how much of the named executive officers’ target bonus would actually be awarded. In addition, you disclose that the compensation committee determined that each executive officer should be paid 95% of their target bonus based on EBITDA achievement. In future filings, please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. For more information see Item 402(b)(2)(v) of Regulation S-K and Question 118.04 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In future periodic reports where compensation-related disclosure is provided, the Company will revise its compensation disclosure as contemplated by the Staff’s comment.

Summary Compensation Table, page 17

5.                                      In future filings, please provide a narrative description of each named executive officer’s employment agreement or arrangement.

In future periodic reports where compensation-related disclosure is provided, the Company will revise its compensation disclosure as contemplated by the Staff’s comment.

Furthermore, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely yours,

UniTek Global Services, Inc.

By:	/s/ Ronald J. Lejman
Ronald J. Lejman
Chief Financial Officer

cc:                                Mr. Terry French, Accountant Branch Chief, Division of Corporation Finance

Mr. Michael Henderson, Staff Accountant, Division of Corporation Finance

Mr. Brandon Hill, Attorney Advisor, Division of Corporation Finance

Mr. Rocco Romanella

Mr. Kyle M. Hall

Mr. Justin W. Chairman